Exhibit 99.1

Collective Mining Discovers a Precious Metal-Rich Oxide Zone at Northern Apollo with Intercepts Including 71.20 Meters at 1.95 g/t Gold Equivalent (0.75 g/t Au and 87 g/t Ag) from Surface

  Assay results for seven diamond drill holes, including three new results announced in this release, have delineated a new and outcropping zone of oxidized gold and silver rich mineralization.
  Drilling and surface mapping have traced a continuous corridor of oxide gold-silver mineralization measuring approximately 700 meters in strike length by 200 meters width and up to 100 meters depth with assay results as follows:
  71.20 m @ 1.95 g/t AuEq (0.75 g/t Au, 87 g/t Ag) from surface (APC-165, new)
  56.00 m @ 1.42 g/t AuEq (0.30 g/t Au, 79 g/t Ag) from 12.80 m (APC-169D, new)
  75.45 m @ 1.27 g/t AuEq (0.62 g/t Au, 47 g/t Ag) from 22.50 m (APC-100D, 2024)
  21.00 m @ 2.14 g/t AuEq (0.82 g/t Au, 95 g/t Ag) from 91.30 m (APC-161D, new)
  10.25 m @ 10.63 g/t AuEq (8.89 g/t Au, 142 g/t Ag) from 73.00 m (OLCC-4, 2022)
  Follow-up expansion drilling is underway, with fans of holes planned from multiple drill pads.

MIAMI, May 20, 2026 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce the discovery of a zone of precious metal-rich oxidized mineralization in the northern portion of the Apollo target area ("Apollo"). The Apollo system anchors the Company's flagship Guayabales Project - a district-scale, multi-target and infrastructure-rich project in Caldas, Colombia.

Ari Sussman, Executive Chairman commented: "This discovery of a new oxidized zone at Northern Apollo is a fantastic outcome and another reminder of the amazing fertility of the Apollo system. Outlining a potentially robust supergene enriched zone right from surface over a broad 700-metre corridor directly north of the large Apollo breccia body may provide additional flexibility for a potential future mining operation and we look forward to moving ahead swiftly in this regard."

To date, Collective has completed 178,000 meters of diamond drilling across the Guayabales and San Antonio projects, including 116,000 meters at the flagship Apollo system.

With US$113.3 million in cash (as of March 31, 2026), the Company is fully funded for its planned 2026 program, which envisions up to 100,000 meters of drilling. The Company expects to have 14 diamond drill rigs operating before the end of Q2, 2026.

Details (See Table 1 and Figure 1-2)

Seven drill holes completed from OPad1, OPad6 and Pad35 have outlined a new and outcropping zone of oxidized mineralization in the northern portion of Apollo, located several hundred meters to the north of where the main Apollo breccia body daylights to surface. Drilling and surface mapping to date has traced a continuous corridor of oxidized gold-silver mineralization measuring approximately 700 meters in strike length by 200 meters width and down to a depth of 100 meters. This footprint remains open in all directions for potential future expansion.

Beginning at surface, the zone is fully oxidized to a maximum depth of 45 meters before transitioning to a mixture of oxide-sulphide minerals down to a depth of up to 100 meters. Mineralization, which is intrusion related, appears to be hosted within iron oxide, weathered sulfosalts and leached carbonate base metal veins. Assay results for three current holes and reinterpretation of four earlier holes are as follows:

  21.00 m @ 2.14 g/t gold equivalent (0.82 g/t gold, 95 g/t silver) from 91.30 m (APC-161D)
  71.20 m @ 1.95 g/t gold equivalent (0.75 g/t gold, 87 g/t silver) from surface (APC-165)
  56.00 m @ 1.42 g/t gold equivalent (0.30 g/t gold, 79 g/t silver) from 12.80 m (APC-169D)
  75.45 m @ 1.27 g/t gold equivalent (0.62 g/t gold, 47 g/t silver) from 22.50 m (APC-100D)
  18.00 m @ 2.01 g/t gold equivalent (0.69 g/t gold, 95 g/t silver) from 73.70 m (APC-101)
  11.70 m @ 2.16 g/t gold equivalent (1.11 g/t gold, 76 g/t silver) from 69.10 m (OLCC-3)
  10.25 m @ 10.63 g/t gold equivalent (8.89 g/t gold, 142 g/t silver) from 73.00 m (OLCC-4)

The oxide gold-silver mineralization at Northern Apollo is the product of supergene enrichment of the primary sulphide assemblages. Typically, this is a positive indicator of a well-developed weathering profile lying above a fertile mineralized sulphide system and may represent the shallow northward extension of the modeled veins trending northwest along the contact/margin of the Apollo breccia body; a target that remains open in all directions.

In addition to further drilling, which is already underway, metallurgical samples are being collected for test work to determine the leaching kinetics of this oxide material. Furthermore, if the zone continues to grow through drilling and the preliminary metallurgical test work yields positive results, the Company will evaluate the option of drilling the oxidized zone more aggressively so that it might be included in the Company's maiden NI 43-101 mineral resource estimate, scheduled for completion by the middle of 2027.

Table 1: Assays Results for Northern Apollo Drill Holes APC-161D, APC-165, APC-169D, OLCC-3, OLCC-4, APC-100D and APC-101

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	AuEq g/t*	Drill Pad	Date Announced
APC-161D	91.30	112.30	21.00	0.82	95	2.14	OPad6	New Assay Results
APC-165	0.00	71.20	71.20	0.75	87	1.95	PAD35
APC-169D	12.80	68.80	56.00	0.30	79	1.42
and	210.00	211.45	1.45	4.43	340	9.11
OLCC-3	69.10	80.80	11.70	1.11	76	2.16	OPad1	March 15, 2022
OLCC-4	73.00	83.25	10.25	8.89	142	10.63		May 9, 2022
APC-100D	22.50	97.95	75.45	0.62	47	1.27	OPad6	Dec. 10, 2024
APC-101	73.70	91.70	18.00	0.69	95	2.01
*AuEq is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.017 x 0.85) utilizing metal prices of Ag – US$50/oz, and Au – US$3,000/oz and recovery rates of 85% for Ag and 97% for Au. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. Composite widths are presented as core lengths. Additional drilling will be required to confirm the geometry of the mineralized zones, with not enough drilling to estimate the true width of the zone. No grade capping has been applied and internal and continuous dilution of up to 20% below a cutoff grade of 0.30 g/t Au may be included within the total interval. Previously released assay results will total to slightly different AuEq final number as the commodity prices and recoveries rates have been updated to reflect current internal assumptions.

Figure 1: Plan View of the Apollo System Highlighting Drill Holes Announced in this Release (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View of the Guayabales Project Highlighting the Apollo System (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth, drill test the new Hanging Wall Vein Zone and drill a series of greenfield generated targets on the property.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading, Independent Consultant, is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2-meter intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole. Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays are obtained by fire assay fusion with AAS finish on a 50g sample (Au-AA24). Any samples returning > 10 g/t were then reanalyzed by fire assay with gravimetric finish on a 50g sample (Au-GRA22). Copper and silver were assayed by inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) and Mass Spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

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FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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For further information: Information Contact: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 20-MAY-26